Exhibit 99.1

Announcement pursuant to AIM Rule 17 Schedule 2(g) Update

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, August 18, 2026: HUTCHMED (China) Limited (Nasdaq/AIM: HCM; HKEX:13) (the “Company”, together with its subsidiaries, the “Group”) today provides the following update pursuant to Rule 17 Schedule 2(g) of the AIM Rules for Companies (the “AIM Rules”).

The board of directors of the Company (the “Board”) was notified by Dr Dan Eldar, Chairman and Non-executive Director of the Company, that S.D. Sight Diagnostics Ltd. (“S.D. Sight”), a company of which Dr Eldar was formerly a director, had become subject to insolvency proceedings in Israel.

As the Company understands, S.D. Sight is an Israeli private company incorporated in Tel Aviv, Israel and is a medical device company developing a platform for diagnosing blood diseases using computer vision technology. Dr Eldar was a director of S.D. Sight from 20 December 2018 to 18 March 2026. Hutchison Water Israel E.P.C Ltd, of which Dr Eldar is an executive director, made an investment of approximately 9.98% in S.D. Sight and nominated Dr Eldar as a director to the board of S.D. Sight.  Neither Hutchison Water Israel E.P.C Ltd nor S.D. Sight is a member of the Group.

Based on the information available to the Company, an application for commencement of insolvency proceedings in respect of S.D. Sight was filed on 12 April 2026, with the Tel Aviv-Jaffa District Court issuing an order for commencement of proceedings on 24 May 2026, and a trustee appointed on 28 May 2026. The insolvency proceedings remained ongoing. The outcome of the proceedings is not known to the Company as at the date of this announcement.

The amount involved in the proceedings, based on public information made available by the Insolvency Proceedings Commissioner in Israel, is approximately NIS3,057,876 (equivalent to approximately US$1,019,292).

As the commencement of the insolvency proceedings in respect of S.D. Sight and the appointment of the trustee occurred within 12 months after Dr Eldar ceased to act as a director of S.D. Sight, the above information is disclosed by the Company pursuant to Rule 17 Schedule 2(g) of the AIM Rules, as a change of information regarding Dr Eldar.

As the insolvency proceedings do not involve the Group or its businesses, the Board is of the opinion that it does not have any impact on the businesses and operations of the Group.

Save as disclosed above, there is no other information concerning the above change that needs to be brought to the attention of the shareholders of the Company.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Duncan Monteith / Ramin Naji	+44 20 7545 8000